Exhibit 12.1

PECO Energy Company

Ratio of Earnings to Combined Fixed Charges

	Years Ended December 31,					Six months Ended June 30,
	2010	2011	2012	2013	2014	2015
Pre-tax income from continuing operations before adjustment	$476	$535	$508	$557	$466	$294
Plus: Loss from equity investees	—	—	—	—	—	—
Less: Capitalized interest	(4)	(4)	(2)	(2)	(2)	(1)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	$472	$531	$506	$555	$464	$293
Fixed charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtness	$193	$135	$122	$114	$112	$56
Interest component of rental expense (a)	10	9	9	7	5	1

Total fixed charges	203	144	131	121	117	57
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	$675	$675	$637	$676	$581	$350
Ratio of earnings to combined fixed charges and preferred stock dividends	3.3	4.7	4.9	5.6	5.0	6.1

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.

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